INVEST IN **SAFO HAIR**

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🪴CBD-infused haircare line promoting healthy hair and scalp.


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safohair.com New York NY

Technology | Product | Social Impact | Health and Fitness | Minority Owned

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Clean, non-toxic hair care line with products infused with CBD to promote healthy hair and scalp.
2. 🏆Winner of EforAll Accelerator Pitch Competition and Level Pitch Competition.
3. 💼 The founder holds a role as Emergency Medical Physician and graduated from Spelman College.
4. 💸 Pre-revenue with a current waitlist.

Our Founder


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Ellana Stinson CEO + Founder

10+ years of experience providing medical care and medical expertise to improve quality of care for underserved communities, including global communities. I have a sincere interest in leveraging my counseling expertise to aid and improve healthcare.

After studying the properties of CBD for the past few years and struggling for several decades to finding the right products for my hair to maintain healthy hair, I decided to take matters into my own hands. With few true CBD hair products catering to African Americans, I knew others who felt ignored in this industry would benefit from this idea.

Pitch

🙌Key Take-Away🤯:

Safo Hair is a clean, non-toxic hair product line infused with CBD for the conscious consumer seeking to restore health and hydration to their hair and scalp. Its products are uniquely formulated to address issues of dry hair, hair thinning, and breakage among African American women. Currently, Safo Hair is a direct-to-consumer distribution model and looking to expand into a secondary distribution market focused on building a sales pipeline through independent saloons. The funds will go to manufacturing cost, marketing, and advertisement along with continued product development and safety/stability testing.



What is Sáfo Hair?

Safo Hair is a clean, non-toxic hair care line with products infused with CBD to promote healthy hair and scalp.

Safo hair was born out of years of frustration feeling left out of the hair and beauty industry. Even as more companies and products began to emerge, they continue to ignore a niche market. Our products are uniquely formulated to address issues of dry hair, hair thinning, and breakage among African American women. There are a few products that cater to dry and brittle hair types and few products that cater to ensuring healthy hair.

The Industry Problem 💒

Simply put, there are a few products that cater to dry and brittle hair types and few products that cater to ensuring healthy hair, and most products for African-American hair care imported from India and China, often with toxic ingredients.



The current hair care industry fails to address issues for many who manage dry, brittle, damaged, and thinning hair. The hair care industry has historically not catered to the African American population, we are seeing more product lines emerge that cater to certain aspects of Black hair. As a result, there still remains an untapped market in the hair and beauty industry that Safo Hair intends to reach through specifically formulated products and becoming a trusted educational platform to bridge the hair care and health care industries.

🌱**Our Solution**

Clean, non-toxic products infused with CBD for the conscious consumer seeking to restore health and hydration to their hair and scalp.



Hair Moisturizer
Infused with CBD, this light non-greasy moisturizer restores natural shine and leaves the hair soft to touch.



Scalp Serum
Infused with CBD, this is a light serum packed full of nutrients that soothes dry and itchy scalp.



Our understanding of chemical compounds, hair types, and the physiology of the scalp and hair addresses the needs in communities that feel there are no products available to address their hair care needs. We understand the need to educate consumers on their overall health and self-care as a means to address their hair care concerns. So with our cross-product offering, we bring both the physical product and our educational platform together.

Safo Hair will empower consumers to take control of what many may consider impossible and frustrating hair care issues. Oftentimes these are linked to vitamin/nutrient deficiencies or even medical issues that most medical professionals are not trained to address in the African American population. Safo Hair wants to be that solution. The Safo approach will emphasize the need to bring the consumer's hair care routine into their self-care routine and ensure they fall in love with their hair again!

What do people say about our product...They **LOVE IT!** ❤️

"If my scalp could talk, it would have belted out a sigh of relief. Ahhh! The dryness and itching was instantly relieved with the first application."
- Tiffany Thrasher
"My hair loves this product! After using this product for a month, I noticed that my hair retained moisture longer. I started by applying the product daily and eventually I could go several days between applications and my hair stayed moisturized. I also love that it's lightweight and does not leave a residue!"
- Aminah Perkins
"Simply an amazing product for my hair and beard. Great smell, lasting feel and an overall excellent product. It left my hair feeling soft and healthy!"
- Vincent Ferguson

At Safo Hair, we have 3 main competitive advantages over our competitors. The first is our immediate focus on creating a product that directly impacts scalp and hair restoration. Our products utilize CBD as an active ingredient, CBD is perfect for hair care use as it is chocked full of nutrients, anti-inflammatory and anti-bacterial properties which are great for damaged hair and various scalp conditions. Particularly, CBD oil is rich in antioxidants and fatty acids that great for the hair shaft to aid in repairing damaged hair and lending themselves to promote healthier and stronger hair. We are proud of our simple-to-use products and undergo stringent testing to ensure the safety and efficiency of our products and enhance our customer's experience. We even provide an educational and community platform to provide free content for our consumers.

COMPETITIVE ADVANTAGE
Belle Bar Organic
Ayurvedic ingredients
Multi-step process
High-priced Bundles
melanin haircare
SIMPLE-NATURAL-HAIRCARE
Claims to be simple and natural but history of adverse reactions and negative reviews
OMPETITION

sáfo 6 reasons you'll
Fall in love with your hair
CBD as an active ingredient
Simple to use
Larger demographics



Focus on restorative scalp and hair

Safety/stability testing validation

Educational value

Well, we are a personalized digital therapeutics and virtual care platform. We utilize a precision health approach to treat and reverse chronic conditions while optimizing the physical and mental wellbeing of our patients.

🌱At Safo Hair our Business Model consists of...

Currently, Safo Hair is under a direct-to-consumer distribution model. We focus on sales directly through our platform and recently jumping into a secondary market focused on building a sales pipeline through independent saloons. We believe this model can be used to speed up the conversion of the sales cycle and

Our Vision for Safo Haircare is to become a household name. 🙌

Safo Hair is to become the name synonymous with wellness in the haircare sector. We are positioning ourselves to effectively address health care disparities through a line of hair care products by bringing awareness to how important hair care is to one self-care and overall wellness.

Here's how Safo Hair will use the money we raise on Wefunder.

- Research & Development + Product development

- Manufacturing + Inventory management

- Sales Manager + Additional key member hires

The funds raised on Wefunder will be used to create and grow my brand to provide consumers with easy access to a simple to use and quality organic products. Lastly, investing resources into sales and marketing automation will further demonstrate a scalable business model.